QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

Audited Financial Statements from Annual Report — U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

U.S. GAAP

MANAGEMENT'S REPORT	30
AUDITORS' REPORT	31
FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS	32
CONSOLIDATED OPERATIONS	33
CONSOLIDATED SHAREHOLDERS' EQUITY	34
CONSOLIDATED CASH FLOWS	35
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	36

MANAGEMENT'S REPORT

The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.

These consolidated financial statements and the other financial information have been prepared by management in accordance with accounting principles generally accepted in the United States of America. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

Management maintains internal control systems designed, among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

The Audit Committee is composed solely of external directors. This Committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented on the right.

The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles to generally accepted accounting principles in the United States of America as its primary reporting convention. Consolidated financial statements in accordance with Canadian generally accepted accounting principles have also been prepared.

signed	signed	signed
Léon F. Gosselin	David W. Mims	Jean Vézina
President and Chief Executive Officer	Executive Vice President and Chief Operating Officer	Vice President, Finance and Chief Financial Officer
Mont-Saint-Hilaire, Quebec, Canada November 11, 2003

30            U.S. GAAP

AUDITORS' REPORT

To the Shareholders of Axcan Pharma Inc.

We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2003, and 2002, and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended September 30, 2003, in accordance with accounting principles generally accepted in the United Sates of America.

On November 11, 2003, we reported separately to the shareholders of Axcan Pharma Inc., on the consolidated financial statements for the same periods, prepared in accordance with generally accepted accounting principles in Canada.

As disclosed in Note 2b) to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets as at October 1, 2001.

signed

General Partnership
Chartered Accountants

Montreal, Quebec, Canada
November 11, 2003

U.S. GAAP            31

CONSOLIDATED BALANCE SHEETS

	September 30
	2003	2002
	$	$
	(in thousands of U.S. dollars)
Assets
Current assets
Cash and cash equivalents	37,773	19,977
Short-term investments available for sale (Note 5)	133,112	60,740
Accounts receivable (Note 6)	19,685	24,369
Income taxes receivable	5,294	805
Inventories (Note 7)	20,163	19,741
Prepaid expenses and deposits	2,794	1,891
Deferred income taxes (Note 8)	6,214	6,335

Total current assets	225,035	133,858
Investments (Note 9)	1,002	2,681
Property, plant and equipment, net (Note 10)	20,331	20,086
Intangible assets, net (Note 11)	265,423	180,085
Goodwill, net (Note 12)	27,550	27,550
Deferred debt issue expenses, at amortized cost	4,233	290
Deferred income taxes (Note 8)	1,775	2,456

Total assets	545,349	367,006

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	43,418	27,198
Income taxes payable	4,821	1,605
Instalments on long-term debt	1,528	1,336
Deferred income taxes (Note 8)	494	269

Total current liabilities	50,261	30,408
Long-term debt (Note 15)	129,474	7,267
Deferred income taxes (Note 8)	34,603	34,212
Non-controlling interest	—	332

Total liabilities	214,338	72,219

Commitments and contingencies (Note 22)
Shareholders' Equity
Capital stock (Note 16)
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized; issued and outstanding: 45,004,320 and 44,863,198 as at September 30, 2003 and 2002, respectively	255,743	254,640
Retained earnings	63,634	43,709
Accumulated other comprehensive income (loss)	11,634	(3,562)

Total shareholders' equity	331,011	294,787

Total liabilities and shareholders' equity	545,349	367,006

        The accompanying notes are an integral part of the consolidated financial statements.

        On behalf of the Board,

signed	signed
Léon F. Gosselin	Dr. Claude Sauriol
Director	Director

32            U.S. GAAP

CONSOLIDATED OPERATIONS

	Years Ended September 30
	2003	2002	2001
	$	$	$
	(in thousands of U.S. dollars, except share related data)
Revenue	179,084	132,404	103,814
Cost of goods sold	44,459	34,039	26,381
Selling and administrative expenses	63,084	49,392	38,185
Research and development expenses	12,098	8,855	7,243
Acquired in-process research	12,000	—	—
Depreciation and amortization	8,063	7,546	11,829

	139,704	99,832	83,638

Operating income	39,380	32,572	20,176

Financial expenses	4,283	898	2,870
Interest income	(1,639)	(912)	(981)
Loss on foreign currency	122	266	653
Takeover-bid expenses	3,697	—	—

	6,463	252	2,542

Income before income taxes	32,917	32,320	17,634
Income taxes (Note 8)	12,992	11,132	5,809

Net income	19,925	21,188	11,825

Income per common share
Basic	0.44	0.51	0.32
Diluted	0.44	0.50	0.32
Weighted average number of common shares
Basic	44,914,944	41,664,510	35,832,198
Diluted	45,607,992	42,527,500	36,531,052

        The accompanying notes are an integral part of the consolidated financial statements.

U.S. GAAP            33

CONSOLIDATED SHAREHOLDERS' EQUITY

	Years Ended September 30
	2003	2002	2001
	(in thousands of U.S. dollars)
Common shares (number)
Balance, beginning of year	44,863,198	38,412,133	34,506,254
Shares issued following public offerings for cash	—	5,000,000	3,000,000
Shares issued following private investors' subscription for cash	—	208,044	—
Shares issued following the exercise of the underwriters' option for cash	—	750,000	—
Shares issued pursuant to the stock option plan for cash	141,122	127,489	69,597
Shares issued for the acquisition of assets	—	365,532	—
Shares issued for the redemption of preferred shares and cumulative dividends	—	—	836,282

Balance, end of year	45,004,320	44,863,198	38,412,133

Series A preferred shares (number)
Balance, beginning of year	—	—	13,500,000
Shares redeemed by the issuance of common shares	—	—	(13,500,000)

Balance, end of year	—	—	—

	$	$	$
Common shares
Balance, beginning of year	254,640	183,193	141,782
Shares issued following public offerings for cash	—	54,312	31,515
Shares issued following private investors' subscription for cash	—	3,000	—
Shares issued following the exercise of the underwriters' option for cash	—	8,625	—
Shares issued pursuant to the stock option plan for cash	1,103	751	335
Shares issued for the acquisition of assets	—	4,759	—
Shares issued for the redemption of preferred shares and cumulative dividends	—	—	9,561

Balance, end of year	255,743	254,640	183,193

Series A preferred shares
Balance, beginning of year	—	—	9,118
Shares redeemed by the issuance of common shares	—	—	(9,118)

Balance, end of year	—	—	—

Retained earnings
Balance, beginning of year	43,709	22,521	10,997
Net income	19,925	21,188	11,825
Cumulative dividends on preferred shares	—	—	(301)

Balance, end of year	63,634	43,709	22,521

Accumulated other comprehensive income (loss)
Balance, beginning of year	(3,562)	(5,283)	(5,230)
Other comprehensive income (loss)	15,196	1,721	(53)

Balance, end of year	11,634	(3,562)	(5,283)

Total shareholders' equity	331,011	294,787	200,431

Comprehensive income
Foreign currency translation adjustments	15,196	1,721	(53)
Net income	19,925	21,188	11,825

Total comprehensive income	35,121	22,909	11,772

        The accompanying notes are an integral part of the consolidated financial statements.

34            U.S. GAAP

CONSOLIDATED CASH FLOWS

	Years Ended September 30
	2003	2002	2001
	$	$	$
	(in thousands of U.S. dollars)
Operations
Net income	19,925	21,188	11,825
Non-cash items
Non-controlling interest	(103)	(363)	(249)
Amortization of deferred debt issue expenses	646	247	—
Other depreciation and amortization	8,063	7,546	11,829
Loss (gain) on disposal of assets	1,130	—	(141)
Foreign currency fluctuation	305	507	102
Deferred income taxes	1,848	2,378	1,974
Share in net loss of joint ventures	106	46	39
Changes in working capital items (Note 18)	19,576	3,782	(8,989)

Cash flows from operating activities	51,496	35,331	16,390

Financing
Long-term debt	126,064	1,506	—
Repayment of long-term debt	(4,687)	(3,267)	(47,075)
Deferred debt issue expenses	(4,589)	(537)	—
Non-controlling interest	—	—	388
Issue of shares	1,103	65,039	30,969

Cash flows from financing activities	117,891	62,741	(15,718)

Investment
Acquisition of short-term investments	(133,112)	(60,740)	(48,552)
Disposal of short-term investments	60,740	—	58,339
Acquisition of investments	—	(16)	(961)
Disposal of investments	637	385	186
Acquisition of property, plant and equipment	(4,291)	(2,881)	(2,391)
Acquisition of intangible assets	(76,093)	(1,561)	(1,892)
Other	—	1,363	—
Net cash used for business acquisitions (Note 4)	—	(31,302)	—

Cash flows from investment activities	(152,119)	(94,752)	4,729

Foreign exchange gain (loss) on cash held in foreign currencies	528	142	(10)

Net increase in cash and cash equivalents	17,796	3,462	5,391
Cash and cash equivalents, beginning of year	19,977	16,515	11,124

Cash and cash equivalents, end of year	37,773	19,977	16,515

        The accompanying notes are an integral part of the consolidated financial statements.

U.S. GAAP            35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. GAAP
September 30
Amounts in the tables are stated in thousands of U.S. dollars, except share related data.

1.     GOVERNING STATUTES AND NATURE OF OPERATIONS

  The Company, incorporated under the Canada Business Corporations Act, is involved in the research, development, production and distribution of pharmaceutical products, mainly in the field of gastroenterology.

2.     CHANGES IN ACCOUNTING POLICIES

  a)
  Year ended September 30, 2003

  Basis of presentation

  The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles ("GAAP") to the United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

  Guarantor's Accounting and Disclosure Requirements for Guarantees

  In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has undertaken in issuing the guarantee. FIN No. 45 also requires guarantors to disclose certain information for guarantees, including product warranties, outstanding at the end of the reporting period. At adoption, FIN No. 45 did not have any impact on the Company's consolidated statements of income or financial position.

  Impairment or Disposal of Long-lived Assets

  Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" provides guidance on how assets are grouped when testing for and measuring impairment and proposes a two-step process for first determining when an impairment loss is recognized and then measuring that loss. The adoption of this new standard had no impact on the consolidated financial statements.

  Stock-based Compensation

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and income per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB No. 25. As allowed by SFAS No. 123, the Company elected to continue to utilize the accounting method prescribed by APB No. 25 and will adopt the disclosure requirements of SFAS No. 123.

  b)
  Year ended September 30, 2002

  Business combinations, goodwill and other intangible assets

  In June 2001, the FASB has approved for issuance SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill and intangible assets with indefinite life will cease and instead, their carrying value will be evaluated for impairment on an annual basis. Intangible assets with finite life will continue to be amortized over their useful lives and reviewed for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has elected to early adopt and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with indefinite life, but rather, evaluates goodwill and trademarks with indefinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests and did not record any impairments.

36            U.S. GAAP

  The following table presents the matching of net income and basic income per share as reported for the prior years and corresponding information recalculated as a result of applying the new standards on intangible assets and goodwill:

	2003 $	2002 $	2001 $
Net income	19,925	21,188	11,825
Add:
Amortization of goodwill	—	—	1,400
Amortization of intangible assets with indefinite life	—	—	3,048

Adjusted net income	19,925	21,188	16,273

Basic income per share
Net income	0.44	0.51	0.32
Add:
Amortization of goodwill	—	—	0.04
Amortization of intangible assets with indefinite life	—	—	0.09

Adjusted net income	0.44	0.51	0.45

  c)
  Standards applicable for the year 2004

  In May 2003, the FASB issued SFAS No. 150,"Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires that certain instruments that were previously classified as equity on a company's statement of financial position now be classified as liabilities. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company currently has no instruments impacted by the adoption of this statement and therefore the adoption did not have an effect on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

  In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation for Accounting Research Bulletin No. 51." FIN No. 46 requires certain variable interest entities, or VIEs, to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The Company currently has no contractual relationship or other business relationship with a variable interest entity and therefore the adoption of FIN No. 46 is not expected to have any effect on the Company's consolidated balance sheets or statements of operations, shareholders' equity and cash flows.

U.S. GAAP            37

3.     ACCOUNTING POLICIES

  Basis of presentation

  The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with U.S. GAAP. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

  Accounting estimates

  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include allowances for accounts receivable and inventories, reserves for product returns, rebates and chargebacks, the classification of intangible assets between finite life and indefinite life, the useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions, the realizability of deferred tax assets and the allocation of the purchase price of acquired assets and businesses. Actual results could differ from those estimates.

  Principles of consolidation

  These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc., Axcan Pharma U.S. Inc., and Axcan Pharma S.A. (the result of the merger of Laboratoires Entéris S.A.S. with Laboratoire du Lactéol du Docteur Boucard S.A.). The Company's interest in the joint ventures is accounted for by the equity method. Significant intercompany transactions have been eliminated in consolidation.

  Revenue recognition

  Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts, allowances, returns, rebates and chargebacks. In certain circumstances, returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

  Cash and cash equivalents

  The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

  Short-term investments

  The Company classifies its short-term investments as available for sale. These investments are recorded at their fair value; unrealized gains or losses are recorded as a component in shareholders' equity. As at September 30, 2003, there is no material unrealized gain or loss.

  Accounts receivable

  The majority of the Company's accounts receivable are due from companies in the pharmaceutical industry. Credit is extended based on evaluation of a customers' financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the bad debt expenses.

  Inventory valuation

  Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

  Research and development

  Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

38            U.S. GAAP

  Depreciation and amortization

  Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the following methods and annual rates:

	Methods	Rates
Buildings	Diminishing balance and straight-line	4 to 10%
Furniture and equipment	Diminishing balance and straight-line	10 to 20%
Computer equipment	Diminishing balance and straight-line	20 to 50%
Automotive equipment	Diminishing balance and straight-line	20 to 25%
Leasehold and building improvements	Straight-line	10 to 20%
Trademarks, trademark licenses and manufacturing rights	Straight-line	4 to 15%

  Beginning October 1, 2001, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over periods of 15 or 20 years.

  Beginning October 1, 2001, intangible assets with indefinite life are no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, intangible assets with indefinite life were amortized on a straight-line basis over periods of 15 to 25 years.

  Management evaluates the value of the unamortized portion of goodwill and intangible assets annually. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year to reflect the assets at fair value. To date, the Company has not recognized any permanent impairment in value.

  Deferred debt issue expenses are amortized on a straight-line basis over the terms of the debts, until 2008.

  Income taxes

  Income taxes are calculated based on the liability method. Under this method, deferred income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

  Stock-based compensation

  Under the provision of SFAS No. 123, "Accounting for Stock-based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of APB No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro-forma disclosure of net income and income per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123. The Company has elected to continue to measure compensation costs related to awards of stock options using the intrinsic value-based method of accounting. No stock-based employee compensation cost is reflected in net income.

U.S. GAAP            39

  The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

	2003 $	2002 $	2001 $
Net income as reported	19,925	21,188	11,825
Total stock-based compensation expenses determined under fair value-based method	(3,369)	(2,489)	(1,415)

Pro-forma net income	16,556	18,699	10,410

Basic income per share
As reported	0.44	0.51	0.32
Pro-forma	0.37	0.45	0.28
Diluted income per share
As reported	0.44	0.50	0.32
Pro-forma	0.36	0.44	0.28

  Foreign currency translation

  The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in a cumulative foreign currency translation adjustments account reported as a component of accumulated other comprehensive income in shareholders' equity.

  For the operations in Canada and the United States of America, monetary assets and liabilities in currency other than U.S. dollars are translated into U.S. dollars, the functional currency of the Company, at the exchange rate in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year, except for depreciation and amortization, translated at historical rates. Gains and losses are included in net income for the year.

  Income per share

  Basic income per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of convertible subordinated notes, balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted" method.

40            U.S. GAAP

4.     ACQUISITIONS

  a)
  Business acquisitions

  September 30, 2002

  On November 7, 2001, the Company acquired all the outstanding shares of Laboratoires Entéris S.A.S., a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

  On April 17, 2002, the Company acquired all the outstanding shares of Laboratoire du Lactéol du Docteur Boucard S.A. and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

  These two acquisitions will allow the Company to establish operations in France for the development of markets in all of Western Europe and add two products to the Company's product line.

  The following table shows the breakdown of these acquisitions:

$
Net assets acquired at the attributed values
Assets
Cash and cash equivalents	77
Other working capital items	7,323
Property, plant and equipment	9,433
Intangible assets with indefinite life	29,175
Goodwill	9,632
Deferred income taxes	656
Other assets	1,363

57,659

Liabilities
Accounts payable	8,215
Long-term debt	6,922
Deferred income taxes	6,384

21,521

36,138

Consideration
Cash	31,379
Common shares issued	4,759

36,138

Net cash used for the acquisitions	31,302

U.S. GAAP            41

  The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

  Using the assumption that the effective date of the business acquisitions is October 1, 2000, the consolidated pro-forma results of operations of the Company would have been as follows for the years ended September 30:

	2002 (unaudited) $	2001 (unaudited) $
Revenue	140,983	125,524

Net income	20,802	11,136

Net income per share	0.50	0.30

  b)
  Product acquisitions

  On August 29, 2003, the Company acquired an exclusive license for North America, the European Union and Latin America, from Abbott Laboratories ("Abbott") to develop, manufacture and market ITAX, a patented gastroprokinetic drug. Under the terms of this license agreement, the Company paid $10,000,000 and assumed $2,000,000 in research contract liabilities. This product in development has not reached technological feasibility and has no known alternative uses; it is therefore considered to be acquired in-process research and was expensed in the period of acquisition.

  On December 10, 2002, the Company acquired the rights to the ursodiol 250 mg tablets DELURSAN for the French market, for a cash purchase price of 22,300,000 Euros ($22,800,000) from Aventis Pharma S.A.

  On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott for a cash purchase price of $45,000,000. During the period of marketing authorizations transfer ("the interim period"), Abbott acts as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the year ended September 30, 2003, the Company included in its revenues an amount of $9,463,645 representing the net sales from the product line less cost of goods sold and other related expenses. Net sales of the PANZYTRAT enzyme product line for the year ended September 30, 2003, were $14,255,979.

5.     SHORT-TERM INVESTMENTS

  As at September 30, 2003, short-term investments include short-term notes, mutual funds and debt securities. Four short-term notes (two in 2002) represent approximately 60% (47% in 2002) of the Company's total short-term investments. Interest rates on most of the short-term investments vary from 0.81% to 1.08% (1.52% to 1.66% in 2002).

6.     ACCOUNTS RECEIVABLE

	2003 $	2002 $
Trade accounts, net of allowance for doubtful accounts of $613,000 ($403,000 in 2002)(a)	16,696	23,707
Investments receivable within one year	1,102	142
Taxes receivable	1,479	329
Other	408	191

	19,685	24,369

  (a)
  As at September 30, 2003, the accounts receivable include amounts receivable from two customers and one agent which represent approximately 44% (four customers for 60% in 2002) of the Company's total accounts receivable.

42            U.S. GAAP

7.     INVENTORIES

	2003 $	2002 $
Raw materials and packaging material	8,441	3,841
Work in progress	1,466	4,516
Finished goods	10,256	11,384

	20,163	19,741

8.     INCOME TAXES

  The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:

	2003 $	2002 $
Short-term deferred income tax assets
Inventories	2,554	2,590
Accounts payable and accrued liabilities	2,558	2,586
Contingency provisions	1,102	1,159

	6,214	6,335

Long-term deferred income tax assets
Investments	16	14
Property, plant and equipment	—	51
Share issue expenses	1,746	2,380
Unused operating losses	13	11

	1,775	2,456

Short-term deferred income tax liabilities
Accounts receivable	318	—
Prepaid expenses	163	135
Investments	13	12
Deferred gain	—	122

	494	269

Long-term deferred income tax liabilities
Investments	—	13
Property, plant and equipment	1,993	1,625
Intangible assets	31,801	31,275
Goodwill	682	682
Research and development expenses	127	617

	34,603	34,212

U.S. GAAP            43

  Income taxes included in the statement of operations are as follows:

	2003 $	2002 $	2001 $
Current	11,144	8,754	3,835

Deferred
Creation and reversal of temporary differences	2,678	2,234	205
Operating losses	—	—	1,724
Change in promulgated rates	(830)	144	45

	1,848	2,378	1,974

	12,992	11,132	5,809

Domestic
Current	(1,763)	2,152	(972)
Deferred	574	1,704	3,536

	(1,189)	3,856	2,564

Foreign
Current	12,907	6,602	4,807
Deferred	1,274	674	(1,562)

	14,181	7,276	3,245

	12,992	11,132	5,809

  The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada (33.59% for 2003, 35.66% for 2002 and 37.41% for 2001). This difference arises from the following:

	2003 $	2002 $	2001 $
Combined basic rate applied to pre-tax income	11,057	11,525	6,597
Increase (decrease) in taxes resulting from:
Large corporations tax	—	—	59
Change in promulgated rates	(830)	144	45
Difference with foreign tax rates	1,495	1,189	(548)
Non-deductible items	953	257	559
Use of unrecorded prior years' losses	—	(231)	—
Non-taxable items and other	(445)	(1,713)	(460)
Foreign withholding taxes	1,250	791	671
Investment tax credits	(488)	(830)	(1,114)

	12,992	11,132	5,809

  No provision has been made for income taxes on the undistributed earnings of the Company's foreign subsidiaries as at September 30, 2003, that the Company intends to indefinitely reinvest.

44            U.S. GAAP

9.     INVESTMENTS

	2003	2002
	$	$
Investments in preferred shares of a private company, at estimated net realizable value	578	1,156
Note receivable, 8.5% beginning on January 1, 2002, maturing on January 1, 2004	936	936
Investments in joint ventures accounted for using equity method	227	333
Other	363	398

	2,104	2,823
Investments receivable within one year	1,102	142

	1,002	2,681

10.   PROPERTY, PLANT AND EQUIPMENT

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Land	940	—	940
Buildings	12,431	2,484	9,947
Furniture and equipment	13,761	6,417	7,344
Automotive equipment	54	1	53
Computer equipment	3,822	2,085	1,737
Leasehold and building improvements	522	212	310

	31,530	11,199	20,331

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Land	848	—	848
Buildings	10,679	1,334	9,345
Furniture and equipment	12,566	4,280	8,286
Automotive equipment	53	25	28
Computer equipment	2,253	1,573	680
Leasehold and building improvements	1,139	240	899

	27,538	7,452	20,086

  Acquisitions of property, plant and equipment amount to $4,291,768 ($14,071,633 in 2002 and $2,415,136 in 2001).

  The cost and accumulated depreciation of equipment under capital leases amount to $5,019,440 and $891,445 ($3,154,207 and $204,000 in 2002).

U.S. GAAP            45

11.   INTANGIBLE ASSETS

	2003
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	111,327	19,998	91,329
Indefinite life	186,512	12,418	174,094

	297,839	32,416	265,423

	2002
	Cost	Accumulated depreciation	Net
	$	$	$
Trademarks, trademark licenses and manufacturing rights with a:
Finite life	105,545	15,317	90,228
Indefinite life	102,275	12,418	89,857

	207,820	27,735	180,085

  Acquisitions of intangible assets amount to $76,092,927 ($30,036,118 in 2002 and $2,592,054 in 2001).

  The annual amortization expenses without taking into account any future acquisitions expected for the years 2004 through 2008 are as follows:

$
2004	5,926
2005	6,120
2006	6,313
2007	6,313
2008	6,313

12.   GOODWILL

	2003	2002
	$	$
Cost	31,161	31,161
Accumulated amortization	3,611	3,611

Net	27,550	27,550

46            U.S. GAAP

13.   AUTHORIZED LINE OF CREDIT

  The Company has a credit agreement with two Canadian chartered banks relative to a $55,000,000 financing. The financing comprises a $15,000,000 revolving operating facility renewable annually and a $40,000,000 364-day, extendible revolving facility with a three-year term-out option maturing on October 12, 2007. The term-out option provides for quarterly instalments equal to 6.81% of the amount then outstanding on the extendible revolving facility with a final instalment of 25%.

  The credit facilities are secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios. Cash dividends, repurchase of shares (other than redeemable shares issued in connection with a permitted acquisition) and similar distributions to shareholders are limited to 10% of the Company's net income for the preceding fiscal year.

  The interest rate varies depending on the Company's leverage between 25 basis points and 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers' acceptances. The credit facilities may be drawn in U.S. dollar or in Canadian dollar equivalents. As at September 30, 2003, there was no amount outstanding under this line of credit.

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003	2002
	$	$
Accounts payable	9,232	5,373
Contract rebates, product returns and accrued chargebacks	7,248	4,828
Accrued interest on subordinated notes	3,038	—
Accrued royalty fees	4,820	2,881
Accrued bonuses	2,883	1,670
Acquired in-process research payable	7,000	—
Other accrued liabilities	6,297	9,546
Contingency provisions	2,900	2,900

	43,418	27,198

15.   LONG-TERM DEBT

	2003	2002
	$	$
Convertible subordinated notes, 4.25%, interest payable semi-annually starting October 15, 2003, convertible into 8,924,113 common shares, maturing April 15, 2008.	125,000	—
Bank loans, interest rates varying between 4.84% and 7.15%, secured by immovable hypothecs on land and buildings having a net book value of $4,213,164 in 2003, payable in monthly instalments of $52,911, principal and interest, maturing in 2005 and 2013.	2,576	2,565
Obligations under capital leases, interest rates varying between 3.81% and 6.20%, (2.70% and 19.84% in 2002) payable in monthly instalments, principal and interest, maturing on different dates until 2008.	3,426	2,852
Bank loans, prime rate plus 1.50% and 2.50% (6.00% and 7.00% as at September 30, 2002), secured by movable hypothecs on assets of a subsidiary.	—	482
Balance of the purchase price of PHOTOFRIN of CDN$4,000,000 without interest, payable at the earliest of April 2004 or upon the receipt of a specific approval from a regulatory authority, in cash or in common shares, at Axcan's sole discretion	—	2,704

	131,002	8,603
Instalments due within one year	1,528	1,336

	129,474	7,267

U.S. GAAP            47

  As at September 30, 2003, minimum instalments on long-term debt for the next years are as follows:

	Obligations under capital leases $	Other long-term loans $
2004	1,178	508
2005	1,021	465
2006	786	408
2007	453	423
2008	248	125,440
2009 and thereafter	86	332

	3,772
Interest included in the minimum lease payments	346

	3,426

16.   CAPITAL STOCK

  Preferred shares

  The Company has an unlimited number of authorized preferred shares without par value, issuable in series, rights, privileges and restrictions determined at the creation date.

  During the year 2000, the Company created two series of preferred shares as follows:

14,175,000	Series A, non-voting, annual preferential cumulative dividend of 5%, redeemable on or prior to June 8,2001 at CDN$1.00 per share payable at the option of the Company in cash or by the issuance of common shares or in any combination of cash and common shares.
12,000,000
Series B, non-voting, redeemable on the fifth anniversary of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

  Common stock option plan

  The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000, 4,500,000 and 2,590,000 as at September 30, 2003, 2002 and 2001, respectively. Options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

48            U.S. GAAP

  The changes to the number of stock options outstanding are as follows:

	2003		2002		2001
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance, beginning of year	2,429,078	9.67	1,956,441	7.75	1,364,348	6.56
Granted	531,850	11.36	684,050	13.38	772,433	10.30
Exercised	(141,122)	7.82	(127,489)	5.89	(69,597)	4.77
Cancelled	(137,966)	10.73	(83,924)	9.58	(110,743)	7.54

Balance, end of year	2,681,840	10.12	2,429,078	9.67	1,956,441	7.75

Options exercisable at end of year	965,909	9.00	614,716	7.79	337,708	6.11

  Stock options outstanding at September 30, 2003, are as follows:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining contractual life	Weighted average exercise price $	Number	Weighted average exercise price $
$4.04 – $5.50	46,400	4.9	4.35	27,400	4.71
$5.51 – $7.00	71,400	5.5	5.88	53,800	5.81
$7.01 – $8.50	779,096	6.5	7.28	434,316	7.31
$8.51 – $10.00	472,744	7.2	9.93	216,433	9.92
$10.01 – $11.50	448,350	8.6	10.88	43,300	10.90
$11.51 – $13.00	487,050	8.5	12.30	119,000	12.21
$13.01 – $14.03	376,800	8.4	13.99	71,660	14.01

	2,681,840	7.6	10.12	965,909	9.00

  The average weighted fair value of granted stock options was $5.41, $6.96 and $5.69 as at September 30, 2003, 2002 and 2001, respectively.

U.S. GAAP            49

  The fair values of all stock options granted during 2003, 2002 and 2001 were estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Expected option life (years)	6	6	6
Volatility	46%	47%	50%
Risk-free interest rate	4.43%	4.93%	5.64%
Expected dividend	—	—	—

  The Black-Scholes model, used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

  Equity line agreement

  On July 4, 2002, the Solidarity Fund QFL (the "Solidarity Fund") committed to invest up to $14,100,000 in the Company's capital stock. The Solidarity Fund has initially purchased 208,044 common shares for total proceeds of $3,000,000. As a result of the Solidarity Fund subscription in the Company's convertible subordinated notes issued on March 5, 2003, the Company agreed to waive its rights under this equity line agreement.

17.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF OPERATIONS

  a)
  Financial expenses

	2003 $	2002 $	2001 $
Interest on long-term debt	3,340	159	2,820
Bank charges	297	210	50
Financing fees	—	282	—
Amortization of deferred debt issue expenses	646	247	—

	4,283	898	2,870

  b)
  Other information

	2003 $	2002 $	2001 $
Non-controlling interest	(103)	(363)	(249)
Rental expenses	1,228	1,148	994
Depreciation of property, plant and equipment	3,467	2,486	755
Amortization of intangible assets	4,596	5,060	9,674
Amortization of goodwill	—	—	1,400
Share in net loss of joint ventures	106	46	39

50            U.S. GAAP

  The Company incurred professional fees with a law firm, in which a Company's director is a partner, totalling $385,862 for the year ended September 30, 2003 ($466,056 in 2002 and $468,124 in 2001). These transactions were concluded in the normal course of operations, at the exchange amount.

  c)
  Income per common share

  The following table reconciles the numerators and denominators of the basic and diluted income per share computations.

	2003	2002	2001
Basic
Net income	$19,925	$21,188	$11,825
Dividends on preferred shares	—	—	(301)

Income available to common shareholders	$19,925	$21,188	$11,524

Weighted average number of common shares outstanding	44,914,944	41,664,510	35,832,198

Basic income per share	$0.44	$0.51	$0.32

Diluted
Net income available to common shareholders on a diluted basis	$19,925	$21,188	$11,524

Weighted average number of common shares outstanding	44,914,944	41,664,510	35,832,198
Effect of dilutive stock options	472,599	660,970	449,478
Effect of dilutive purchase price	220,449	202,020	249,376

Adjusted weighted average number of common shares outstanding	45,607,992	42,527,500	36,531,052

Diluted income per share	$0.44	$0.50	$0.32

  Options to purchase 754,100 common shares (553,350 for 2002 and 206,250 for 2001) were outstanding but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares. As of September 30, 2003, the convertible subordinated notes have no effect on the diluted income per share.

U.S. GAAP            51

18.   FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

  a)
  Changes in working capital items

	2003 $	2002 $	2001 $
Accounts receivable	5,569	2,155	(7,243)
Income taxes receivable	(4,438)	(406)	2,902
Inventories	(417)	(2,546)	(3,384)
Prepaid expenses	(892)	(58)	(195)
Accounts payable and accrued liabilities	16,547	3,814	(65)
Income taxes payable	3,207	823	(1,004)

	19,576	3,782	(8,989)

  b)
  Cash flows relating to interest and income taxes of operating activities are as follows:

	2003 $	2002 $	2001 $
Interest received	1,427	787	1,010
Interest paid	342	242	2,875
Income taxes paid	12,417	7,672	2,028

19.   JOINT VENTURES

  The following accounts represent the share of the Company in the joint ventures:

	2003 $	2002 $	2001 $
Current assets	217	190	186
Total assets	649	606	623
Current liabilities	393	248	220
Total liabilities	422	273	245
Revenue	659	725	696
Expenses	765	771	735
Net loss	(106)	(46)	(39)
Cash flows from:
Operations	92	(8)	(10)
Financing	4	—	25
Investment	(11)	10	—

52            U.S. GAAP

20.   SEGMENTED INFORMATION

  The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

  No customer represents more than 10% of the Company's revenue except for three customers (four in 2001) for which the sales represented 49.6% of revenue for the year ended September 30, 2003, (52.3% and 66.3% in 2002 and 2001, respectively).

  Purchases from one supplier represent approximately 26% of the cost of goods sold for the year ended September 30, 2003 (30% in 2002 and 38% in 2001).

  The Company operates in the following geographic segments:

	2003 $	2002 $	2001 $
Revenue
Canada
Domestic sales	20,555	17,413	18,485
Foreign sales	9,943	22,623	11,950
United States
Domestic sales	113,875	100,088	79,289
Foreign sales	421	520	481
France
Domestic sales	26,975	11,409	—
Foreign sales	17,213	3,362	—
Other	2,649	1,188	6,374
Inter-segment	(12,547)	(24,199)	(12,765)

	179,084	132,404	103,814

Operating income (loss)
Canada	(6,086)	5,413	3,563
United States	40,879	27,750	16,382
France	14,917	1,279	—
Other	(10,330)	(1,870)	231

	39,380	32,572	20,176

Depreciation and amortization
Canada	1,380	1,516	938
United States	3,729	3,890	9,479
France	1,376	443	—
Other	1,578	1,697	1,412

	8,063	7,546	11,829

Property, plant, equipment, intangible assets and goodwill
Canada	14,622	13,782	14,237
United States	133,695	135,839	136,920
France	135,377	50,488	—
Other	29,610	27,612	28,783

	313,304	227,721	179,940

Total assets
Canada	432,353	296,870	205,466
United States	214,854	184,573	181,849
France	156,700	58,938	—
Other	125,131	32,131	33,378
Inter-segment	(383,689)	(205,506)	(174,209)

	545,349	367,006	246,484

U.S. GAAP            53

21.   FINANCIAL INSTRUMENTS

  Currency risk

  The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of the rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

  Fair value of the financial instruments on the balance sheet:

  The estimated fair value of the financial instruments is as follows:

	2003			2002
	Fair value $		Carrying amount $	Fair value $		Carrying amount $
Assets
Cash and cash equivalents	37,773		37,773	19,977		19,977
Short-term investments	133,112		133,112	60,740		60,740
Accounts receivable	17,104		17,104	23,898		23,898
Investments in a private company	b	)	578	b	)	1,156
Note receivable	b	)	936	b	)	936
Other investments	363		363	398		398
Liabilities
Accounts payable and accrued liabilities	43,418		43,418	27,198		27,198
Long-term debt	131,002		131,002	8,295		8,603

  The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

  a)
  Financial instruments valued at carrying amount

    The estimated fair value of certain financial instruments shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or because their carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable and accrued liabilities.

  b)
  Investments in a private company and note receivable

    The fair value of investments in a private company and note receivable was not readily determinable.

  c)
  Long-term debt

    Since a significant portion of the long-term debt was issued during the year at current market rates and there has been little change in market rates, the fair value of long-term debt approximates its carrying value. In 2002, the fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would have obtained at that date for loans with similar maturity dates and terms.

54            U.S. GAAP

22.   COMMITMENTS AND CONTINGENCIES

  a)
  Commitments

    The Company has entered into non-cancelable operating leases expiring on different dates until September 30, 2008, for the rental of office space, automotive equipment and equipment. One of the office space leases contains an escalation clause providing for additional rent.

    Minimum future lease payments under these operating leases are as follows:

$
2004	1,094
2005	727
2006	222
2007	44
2008	44
2,131

    The Company entered into an agreement with Nordmark Arzneimittel GmbH & Co to create a joint venture to develop patent-protected novel enzyme preparations. Under the terms of this agreement, the Company agreed to contribute up to a cumulative amount of $1,500,000 to the joint venture. As at September 30, 2003, a total amount of $100,000 has been contributed.

  b)
  Contingencies

    The subsidiary Axcan Scandipharm is a party to several legal proceedings related to the product line it markets under the name ULTRASE. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another and settled ten. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should lawsuits be filed in the future.

    In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm must provide indemnification against future claims. This lawsuit is based on contractual and common law indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs allege that the amount at issue may be in excess of $10,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs.

    As at September 30, 2003 and 2002, the Company has recorded reserves in the amount of approximately $2,900,000 to cover any future liabilities in connection with the indemnification claims and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or of any future claims could exceed insurance coverage and amounts currently accrued.

  c)
  Milestone payments

    The agreements with QLT PhotoTherapeutics Inc. ("QLT") relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indications for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the years 2003 and 2000, CDN$5,000,000 and CDN$5,000,000 (U.S. $3,646,973 and U.S. $3,378,378) was paid by Axcan in cash upon receipt of regulatory approval.

    The agreement to acquire the exclusive licence for North America, the European Union and Latin America to develop, manufacture and market ITAX provided for milestone payments for an amount of $20,000,000 upon regulatory submission and an amount of $45,000,000 upon regulatory approval. The Company will also pay royalties of 9% of net sales from the date of first commercial sale until the expiration of the patent and 6% for ten years thereafter.

  d)
  Royalties

    Nets sales of certain products of the Company are subject to royalties payable to unrelated third parties.

U.S. GAAP            55

    In particular, the Company must pay a 5% royalty on net sales of products covered under two agreements for the exclusive rights to market ULTRASE and ADEKs through August 5, 2005, in the case of ADEKs.

    Axcan has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2003, an amount of $1,263,091 has been accounted for ($983,448 in 2002 and $522,820 in 2001). Axcan also has to pay 5% of net sales of PHOTOFRIN for use in the therapeutic treatment of cancer and 2% of net sales for other uses until December 2009.

    Royalties amounting to $4,387,092, $3,731,113 and $3,711,561 respectively for years ended September 30, 2003, 2002 and 2001 were charged to operations.

  e)
  Licensing

    During the year 2000, Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. As at September 30, 2003, the Company paid $3,500,000 in development fees, which is the total amount of development fees the Company agreed to pay. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement, respectively.

    Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF") for a series of sulfated derivatives of ursodeoxycholic acid compounds ("SUDCA"). Axcan had paid $589,000 in cash; the Company will also pay milestones for a maximum amount of $425,000 when SUDCA will be validated and a bonus when certain conditions are met; finally, Axcan will pay royalties based on sales.

    In May 2002, the Company signed a co-development and licensing agreement with NicOx S.A. ("NicOx") for NCX-1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX-1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX-1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx options or milestone payments totalling $17,000,000 at various stages of development. As at September 30, 2003, an amount of $2,000,000 has been paid. The Company also agreed to pay royalties of up to 12% on net sales of the product.

    On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4-gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totalling approximately $1,500,000, the majority of which will be paid upon approval in the United States. As at September 30, 2003, an amount of approximately $200,000 has been paid. The Company will also pay a royalty of 4% on net sales for a ten-year period from product's launch.

    On July 22, 2003, the Company acquired from Merz Pharmaceutical GmbH ("Merz") an exclusive license to use, develop and submit for approval injectable and oral granule formulations containing L-ornithine and L-aspartate. In consideration of the rights and licenses granted by Merz under this agreement, the Company shall pay a royalty of 6% of net sales or 4% of net sales if the Company develops any patentable invention or improvement and Merz incorporates such invention or improvement into its products.

  f)
  Employee benefit plan

    A subsidiary of the Company has a defined contribution plan (the "Plan") for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay and up to limits set by the U.S. Internal Revenue Service. During the year, the Board of Directors approved and the Company charged to operations a contribution to the Plan totalling $319,871 ($224,275 in 2002 and $231,629 in 2001).

56            U.S. GAAP

23.   SUMMARY OF DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

  The consolidated financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

	2003 $	2002 $	2001 $
Earnings adjustments:
Net earnings in accordance with U.S. GAAP	19,925	21,188	11,825
Prepaid advertising costs(1)	—	(457)	(404)
Acquired in-process research(2)	12,000	—	—
Amortization of goodwill(3)	—	—	(100)
Amortization of new product acquisition costs(2)	(54)	(54)	(54)
Implicit interest on convertible debt(4)	(2,292)	—	—
Income tax impact of the above adjustments	(962)	191	205

Net earnings in accordance with Canadian GAAP	28,617	20,868	11,472

Earnings per share in accordance with Canadian GAAP
Basic	0.64	0.50	0.31

Diluted	0.63	0.49	0.31

	2003		2002
	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $
Balance sheet adjustments:
Current assets (6)	225,035	225,203	133,858	134,048
Investments (6)	1,002	775	2,681	2,348
Property, plant and equipment (6)	20,331	20,351	20,086	20,105
Intangible assets (2)	265,423	277,837	180,085	180,553
Goodwill (3)(6)	27,550	29,342	27,550	29,342
Deferred debt issue expenses	4,233	4,233	290	290
Deferred income tax asset	1,775	1,775	2,456	2,456
Current liabilities (6)	50,261	50,634	30,408	30,681
Long-term debt (4)(7)	129,474	107,527	7,267	4,563
Deferred income tax liability (2)(3)	34,603	35,742	34,212	34,389
Non-controlling interest	—	—	332	332
Shareholders' equity
Equity component of purchase price (7)	—	—	—	2,704
Equity component of convertible debt (4)	—	24,239	—	—
Capital stock (5)(8)	255,743	262,388	254,640	261,285
Retained earnings (2)(3)(4)(5)(8)	63,634	63,211	43,709	34,594
Accumulated foreign currency translation adjustments (8)	11,634	15,775	(3,562)	594

U.S. GAAP            57

(1)
Under U.S. GAAP, scientific symposium costs are included in operations in the year when they are incurred. Under Canadian GAAP, these costs were deferred and amortized over a two-year period until September 30, 2001.

(2)
Under U.S. GAAP, acquired in-process research are included in operations as at the date of acquisition as no alternative future use is established. Under Canadian GAAP, the acquired in-process research is deferred and amortized from the date of commencement of commercial production.

(3)
Under U.S. GAAP, some financial expenses were recorded when the minority interest in Axcan Scandipharm was purchased. Under Canadian GAAP, these financial expenses were included in goodwill and amortized until the new standard was adopted on October 1, 2001.

(4)
Under U.S. GAAP, the entire convertible subordinated notes are included in long-term debt. Under Canadian GAAP, the estimated value of the right of conversion is included in the shareholders' equity as equity component of convertible debt and implicit interest is charged to income each year and accounted for in the balance sheet as an accretion to the liability component.

(5)
Under U.S. GAAP, share issuance expenses are deducted from the consideration received. The net amount is applied against the capital stock account. Under Canadian GAAP, these expenses are charged directly to retained earnings.

(6)
Under U.S. GAAP, the investments in joint ventures are accounted for by the equity method. Under Canadian GAAP, these investments are accounted for using the proportionate consolidation method. This difference does not impact operations or shareholders' equity.

(7)
Under U.S. GAAP, the balance of purchase price payable in cash or in common shares, at Axcan's sole discretion, is presented as a long-term debt. Under Canadian GAAP, this amount is presented in the shareholders' equity.

(8)
Effective October 1, 1999, the Company changed its measurement and reporting currency from the Canadian dollar to the U.S. dollar. Under U.S. GAAP, comparative figures must be restated as if the change in measurement and reporting currency had been applied retroactively. Under Canadian GAAP, comparative figures are presented using the translation of convenience method. At October 1, 1999, the change in measurement and reporting currency presented in accordance with Canadian GAAP resulted in an increase in cumulative translation adjustment balance of $4,156,000, and a decrease in capital stock balance of $3,584,000 and retained earnings balance of $572,000.

(9)
Under U.S. GAAP, the research and development tax credits are applied against income taxes. Under Canadian GAAP, these tax credits would be applied against research and development expenses. This difference had no impact on the consolidated net income.

(10)
Under U.S. GAAP, securities available for sale are recorded at their fair market value; unrealized gains or losses are recorded separately in shareholders' equity. Under Canadian GAAP, short-term investments are recorded at cost. As at September 30, 2003, there is no material unrealized gain or loss.

24.   SUBSEQUENT EVENT

  On October 8, 2003, the Company signed an agreement to acquire the rights to a group of products from Aventis Holding Inc. Under the terms of this agreement, the Company will acquire CARAFATE and BENTYL for the U.S. market and SULCRATE, BENTYLOL and PROCTOSEDYL for the Canadian market for a cash purchase price of $145,000,000. These products will be classified as an intangible asset with finite life and will be amortized on a straight-line basis.

58            U.S. GAAP

QuickLinks

  Exhibit 99.3
Audited Financial Statements from Annual Report — U.S. GAAP
CONSOLIDATED FINANCIAL STATEMENTS
MANAGEMENT'S REPORT
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED OPERATIONS
CONSOLIDATED SHAREHOLDERS' EQUITY
CONSOLIDATED CASH FLOWS